Pricing Supplement No. 7 dated November 9, 2005	Filed under Rule 424(b)(3)
(to Prospectus dated January 5, 2005	File No. 333-107132
and Prospectus Supplement dated June 9, 2005)

SLM Corporation

Medium Term Notes, Series A

Due 9 Months or Longer From the Date of Issue

Principal Amount:	$25,000,000	Floating Rate Notes:	☒		Fixed Rate Notes:	☐

Original Issue Date:	October 27, 2003	Closing Date:	December 1, 2005		CUSIP Number:	78442F BH 0

Maturity Date:	November 1, 2013	Option to Extend	☒	No	Specified Currency:	U.S. Dollars
		Maturity:	☐	Yes

If Yes, Final Maturity Date:

Redeemable at the option of the Company:	☒	No	Redemption Price:	Not Applicable.
	☐	Yes	Redemption Dates:	Not Applicable.
Repayment at the option of the Holder:	☒	No	Repayment Price:	Not Applicable.
	☐	Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:
Floating Rate Index:
☐	CD Rate	Index Maturity:	Not Applicable.
☐	Commercial Paper Rate
☐	CMT Rate	Spread:	2.30%.
☐	Federal Funds Rate
☐	LIBOR Telerate	Interest Rate for the Interest Period beginning December 1, 2005:	6.987%.
☐	LIBOR Reuters
☐	Prime Rate	Interest Rate Reset Period:	Monthly.
☐	91-Day Treasury Bill Rate
☒	Other - Consumer Price Index-Linked, subject to the Minimum Interest Rate.	Minimum Interest Rate:	0.00%.
		Calculation Agent:	SLM Corporation.

The Medium Term Notes, Series A that we are offering by this pricing supplement are a further issuance of, are fungible with and are consolidated to form a single series with, our Consumer Price Index-Linked Medium Term Notes, Series A due November 1, 2013  issued on October 27, 2003 and July 1, 2004. The Consumer Price Index-Linked Medium Term Notes, Series A being offered by this pricing supplement will have the same CUSIP number and will trade interchangeably with the previously issued Consumer Price Index-Linked Medium Term Notes, Series A due November 1, 2013 immediately upon settlement. Currently, $110,000,000 aggregate principal amount of those notes are outstanding.  This issuance will increase the aggregate principal amount of the outstanding Consumer Price Index-Linked Medium Term Notes, Series A,

due November 1, 2013 to $135,000,000.

Morgan Stanley

November 9, 2005

MTN 0113

Reset Date(s):	The 1st of each month during the term of the Notes, beginning January 1, 2006, with no adjustment.	Interest Payment Date(s):

The 1st of each month during the term of the Notes, beginning January 1, 2006. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day. No interest will accrue on that payment for the period from and after the original Interest Payment Date to the date we make the payment.

Interest Determination Date(s):	Each Reset Date.	Interest Period(s):

From and including the previous Reset Date (or the Closing Date, in the case of the Interest Period beginning on December 1, 2005) to but excluding the current Reset Date (or Maturity Date, in the case of the last Interest Period).

Day Count
Convention:	Actual/Actual.

Form:	Book-entry.

Denominations:	$10,000 minimum and integral multiples of $1,000 in excess thereof.

Trustee:	JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agent:	Morgan Stanley & Co. Incorporated is acting as the underwriter in connection with this issuance.

Issue Price:

Variable Price Reoffer. The Agent proposes to offer the Notes for sale, from time to time, in one or more negotiated transactions, at prices that may be different than par. These sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Net Proceeds:

Under the terms of this variable price reoffer, the Agent has agreed to purchase the Notes from us at 100.35% of their principal amount ($25,087,500 aggregate proceeds to us, before deducting expenses payable by us), plus accrued interest, if any, from the Closing Date to the date of delivery.

CUSIP Number:	78442F BH 0.

ISIN Number:	US78442FBH01.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and will receive compensation for that transaction, including a fee payable by SLM Corporation to that affiliate on or before the Closing Date.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page 5 of this Pricing Supplement.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America.  Neither SLM Corporation

nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0113

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.  The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt – CPIt-12) / CPIt-12]  +  Spread

Where:

CPIt = Current Index Level of CPI (as defined below), as reported on Bloomberg CPURNSA;

CPIt-12 = Index Level of CPI 12 months prior to CPIt; and

Spread = 2.30%.

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement.  The interest rate for the Notes during the Interest Period beginning December 1, 2005, calculated using the above formula, will be 6.987%.

CPIt for each Reset Date is the CPI for the third calendar month prior to such Reset Date as published and reported in the second calendar month prior to such Reset Date or determined as set forth in this Pricing Supplement.  For example, for the Interest Period from and including January 1, 2006 to but excluding February 1, 2006, CPIt will be the CPI for October 2005, which was 199.2, and CPIt-12 will be the CPI for October  2004, which was 190.9.  The CPI for October 2005 was published by BLS (as defined below) and reported on Bloomberg CPURNSA in November 2005 and the CPI for October 2004 was published and reported in November 2004.

Consumer Price Index.  The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index.  The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and reported on Bloomberg CPURNSA or any successor service.  The CPI for a particular month is published during the following month.  The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs.  In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States.  The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.  The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0.  The base reference period for the Notes is the 1982-1984 average.

MTN 0113

The following table sets forth the CPI from January 1998 to October 2005, as published by the BLS and reported on Bloomberg CPURNSA:

MONTH	2005	2004	2003	2002	2001	2000	1999	1998
January	190.7	185.2	181.7	177.1	175.1	168.8	164.3	161.6
February	191.8	186.2	183.1	177.8	175.8	169.8	164.5	161.9
March	193.3	187.4	184.2	178.8	176.2	171.2	165.0	162.2
April	194.6	188.0	183.8	179.8	176.9	171.3	166.2	162.5
May	194.4	189.1	183.5	179.8	177.7	171.5	166.2	162.8
June	194.5	189.7	183.7	179.9	178.0	172.4	166.2	163.0
July	195.4	189.4	183.9	180.1	177.5	172.8	166.7	163.2
August	196.4	189.5	184.6	180.7	177.5	172.8	167.1	163.4
September	198.8	189.9	185.2	181.0	178.3	173.7	167.9	163.6
October	199.2	190.9	185.0	181.3	177.7	174.0	168.2	164.0
November		191.0	184.5	181.3	177.4	174.1	168.3	164.0
December		190.3	184.3	180.9	176.7	174.0	168.3	163.9

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future.  Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on a Reset Date, but has otherwise been published by the BLS, SLM Corporation, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

In calculating CPIt andCPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above on the applicable Reset Date, even if such value has been adjusted from a prior reported value for the relevant month.  However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Reset Date to determine the interest rate on the Notes (an “Initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised.

If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Indexed Securities as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Calculation Agent in accordance with general market practice at the time.

Rounding.  All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)).  All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or ..098764) would be rounded down to 9.876% (or .09876)).  All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0113

RISK FACTORS

The Notes are subject to special considerations.  An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE INTEREST RATE ON THE NOTES MAY BE LESS THAN THE SPREAD AND, IN SOME CASES, COULD BE ZERO.	Interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods.
If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to 2.30%, which is the Spread.

If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the Spread. In some cases, owners of the Notes could receive only the minimum interest rate, which is 0.00%.

THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES ISSUED BY US.

The interest rate on the Notes, if equal to the Spread or lower, including the minimum interest rate, is below what we would currently expect to pay as of the date of this pricing supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable in excess of the minimum interest rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above, plus the Spread.

THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

THE INTEREST RATE IS BASED UPON THE CPI. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED.

There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes as described above.

MTN 0113

ADDITIONAL UNITED STATES FEDERAL

INCOME TAX CONSIDERATIONS

Set forth below is a summary of some U.S. federal income tax considerations relevant to the beneficial owner of the Notes that is a U.S. holder (as defined in the accompanying Prospectus Supplement).  This summary does not address investors that may be subject to special tax rules or investors that hold the Notes as part of an integrated investment.  This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading “United States Federal Taxation.”

We intend to treat the Notes offered hereby as part of the same issue as the Notes issued on October 27, 2003 and July 1, 2004 (the “Original Notes”) for U.S. federal income tax purposes.  Accordingly, for purposes of the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”), we will treat the Notes offered hereby as having the same issue date, the same issue price and, with respect to holders, the same adjusted issue price as the Original Notes.  Consequently, the “issue price” of the Notes offered hereby for U.S. federal income tax purposes will be the first price at which a substantial amount of the Original Notes were sold to the public (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers).

We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes.  Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single qualified floating rate, payments of interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the U.S. holder’s method of tax accounting.  In the case of a U.S. holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value as of the issue date of the qualified floating rate and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period.  A U.S. holder may submit a written request to the address set forth under “Where You Can Find More Information” in the accompanying Prospectus Supplement to obtain the value as of the issue date of the qualified floating rate for the Notes.  Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the U.S. holder’s adjusted tax basis in the Notes.  Prospective investors should consult the discussion under the heading “United States Federal Taxation – Tax Consequences to U.S. Holders – Variable Rate Notes” and “United States Federal Taxation – Tax Consequences to U.S. Holders – Sale, Exchange or Retirement of the Notes” in the accompanying Prospectus Supplement.

A U.S. holder that acquires a Note at a price in excess of the principal amount of the Note will be treated as having purchased the Note at a bond premium.  A U.S. holder generally may elect to amortize bond premium.  The election to amortize the bond premium must be made with a timely-filed federal income tax return for the first taxable year with respect to which the U.S. holder wishes the election to apply.

If bond premium is amortized, the amount of interest that must be included in the U.S. holder’s income for each period ending on an interest payment date will be reduced by the portion of the bond premium allocable to that period (determined as described below).  If the bond premium allocable to an accrual period exceeds the stated interest on a Note allocable to that period, the excess may be deducted to the extent of prior income inclusions and then may be carried to the next accrual period and available to offset stated interest in such period.  To determine the amount of bond premium allocable to an accrual period, a U.S. Holder would compare its purchase price for the Note with the par amount of a hypothetical debt instrument with terms equivalent to the terms of the Notes, but which provides for a fixed rate of interest reflecting a yield that is reasonably expected for the Notes as of their issue date.  The

MTN 0113

amount of bond premium allocable to each accrual period would equal the excess of the stated interest on the hypothetical fixed-rate debt instrument for the period over the product of the U.S. holder’s “adjusted acquisition price” of the Note (i.e., the U.S. holder’s purchase price decreased by the amount of bond premium allocable to prior periods) at the beginning of the accrual period and the U.S. holder’s yield on the hypothetical fixed-rated debt instrument.

If an election to amortize bond premium is not made, a U.S. holder would include the full amount of each interest payment in income in accordance with its regular method of accounting and would reflect the bond premium in computing its gain or loss upon the sale or other taxable disposition or redemption of the Note.

An election to amortize bond premium will apply to amortizable bond premium on all Notes and other taxable debt instruments held by the U.S. holder at the beginning of the U.S. holder’s first taxable year to which the election applies or thereafter acquired, and may be revoked only with the consent of the IRS.  The election to treat all interest as original issue discount is treated as an election to amortize bond premium.

Alternatively, it is possible that the Notes could be treated as “contingent payment debt instruments” (“CPDI”) for U.S. federal income tax purposes.  Under the CPDI rules, a U.S. holder would be required, among other matters, to include in income each year an accrual of interest at a “comparable yield” (determined at the time of issuance of the Notes) for a comparable non-contingent note issued by us.  To the extent the comparable yield were to exceed the interest actually paid on a Note in any taxable year, a U.S. holder would recognize ordinary interest income for that taxable year in excess of the cash actually paid on the Note during that taxable year and such excess would increase the U.S. holder’s tax basis in the Note.  In addition, any gain realized by a U.S. holder on the sale or other taxable disposition of a Note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as capital gain.

The preceding discussion is only a summary of some of the tax implications of an investment in the Notes.  Prospective investors are urged to consult with their tax advisors prior to investing to determine the tax implications of such investment in light of each such investor’s particular circumstances.

MTN 0113

SLM Corporation